Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

                                         November 25, 2020

Re:	Withdrawal of a Registration Statement on Form N-14, filed by

AQR Funds (the “Trust) with the Securities and Exchange

Commission (the “Commission”) on November 17, 2020

(Registration No. 333-250137)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby transmit the Trust’s application to withdrawal its Registration Statement on Form N-14 that was filed with the Commission on November 17, 2020 (Accession Number: 0001193125-20-295702), pursuant to Rule 488 under the Securities Act, along with any exhibits thereto (the “N-14 Registration Statement”). The N-14 Registration Statement relates to seven separate reorganizations of series of the Trust.

The Trust confirms that no securities have been sold under the N-14 Registration Statement. No filing fee was required or paid in connection with the filing of the N-14 Registration Statement.

The Trust is requesting withdrawal because the N-14 Registration Statement as filed did not include hyperlinks to the Trust’s recent N-CSR filing. The Trust believes that withdrawal of the N-14 Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477 under the Securities Act, the Commission accept this application for withdrawal of the N-14 Registration Statement. This filing relates solely to the N-14 Registration Statement. No information contained herein is intended to amend, supersede, or affect any other filings relating to the Trust.

Should members of the staff have any questions or comments concerning the N-14 Registration Statement, they should call the undersigned at (202) 636-5806.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

CC:	H.J. Wilcox, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

David Blass, Esq.

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